SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 16)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 2, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
5,284,648
9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
5,284,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
5,284,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
5,284,648
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
5,284,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
5,284,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.:  00847J105

1.	NAME OF REPORTING PERSONS MAK Capital Fund LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒ (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

3,424,973

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

3,424,973

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,424,973

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%

14. TYPE OF REPORTING PERSON

PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS MAK-ro Capital Master Fund LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒ (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

1,859,675

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

1,859,675

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,859,675

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14. TYPE OF REPORTING PERSON

PN

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc., an Ohio corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of November 2, 2017 and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 12, 2015, as previously amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company ("MAK Capital"), MAK Capital Fund LP, a Bermuda Islands limited partnership ("MAK Fund"), MAK-ro Capital Master Fund LP, a Cayman Islands limited partnership ("MAK-ro Fund"), and Michael A. Kaufman, a United States citizen ("Mr. Kaufman" and, collectively with MAK Capital, MAK Fund, and Mak-ro Fund, the "Reporting Persons").

The Reporting Persons collectively beneficially own 5,284,648 shares of Common Stock, representing 22.6% of the outstanding shares of Common Stock. MAK Fund individually owns 3,424,973 shares of Common Stock, representing 14.6% of the outstanding shares of Common Stock. MAK-ro Fund individually owns 1,859,675 shares of Common Stock, representing 8.00% of the outstanding shares of Common Stock.

This amendment is being filed to report that MAK Capital and Mr. Kaufman no longer share beneficial ownership over shares of Common Stock beneficially owned by Paloma International L.P. ("Paloma") and S. Donald Sussman ("Sussman"), and as a result, Paloma and Sussman are no longer part of a group with the Reporting Persons.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is amended as follows:

As of November 2, 2017 Paloma and Sussman are no longer part of a group with the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended as follows:

(a)       The Reporting Persons collectively beneficially own 5,284,648 shares of Common Stock, representing 22.6% percent of the outstanding shares of Common Stock. The ownership calculation has been based on 23,391,662 shares of Common Stock outstanding as of August 1, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q, which was filed by the Issuer with the Securities and Exchange Commission on August 4, 2017.

MAK Fund individually owns 3,424,973 shares of Common Stock, representing 14.6% of the outstanding shares of Common Stock.

MAK-ro Fund individually owns 1,859,675 shares of Common stock, representing 8.00% of the outstanding shares of Common Stock.

(b)       MAK Capital, MAK Fund, and Mr. Kaufman have shared power to vote or direct the vote and have shared power to dispose or direct the disposition of the 3,424,973 shares of Common Stock owned by MAK Fund.

MAK Capital, MAK-ro Fund, and Mr. Kaufman have shared power to vote or direct the vote and have shared power to dispose or direct the disposition of the 1,859,675 shares of Common Stock owned by MAK-ro Fund.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

Pursuant to Section 6 of that certain Amended and Restated Voting Trust Agreement dated as of May 31, 2011 among MAK Fund, Paloma and Computershare Trust Company, N.A., as Trustee (the "Revised Voting Trust Agreement"), shares of Common Stock held by Paloma are no longer subject to the Revised Voting Trust Agreement.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A – Joint Filing Agreement.

Exhibit B – Amended and Restated Voting Trust Agreement dated as of May 31, 2011 among MAK Fund, Paloma and Computershare Trust Company, N.A. (incorporated by reference to Exhibit C to the Reporting Persons' Schedule 13D filed on May 28, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: November 3, 2017

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK-RO CAPITAL MASTER FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

By: /s/ Michael A. Kaufman MICHAEL A. KAUFMAN

EXHIBIT A

JOINT FILER AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Agilysys, Inc. dated as of July 1, 2008 and amended through the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 3, 2017

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK-RO CAPITAL MASTER FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

By: /s/ Michael A. Kaufman MICHAEL A. KAUFMAN